UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-36896

Mercurity Fintech Holding Inc.

(Exact name of registrant as specified in its charter)

Floor 14, Block B

No. 1004 Chuangye Avenue

Bao’an District, Shenzhen 518000

People's Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation of Certain Directors

On April 13, 2022, Samuel Shen, Tony C. Luh, and Paul L. Gillis, each an independent director of Mercurity Fintech Holding Inc. (the “Company”), resigned from the board of directors (the “Board”) of the Company for the reasons discussed below. Each of Samuel Shen, Tony C. Luh, and Paul L. Gillis (each, a “Departing Director” and collectively, the “Departing Directors”) resigned from the Board because each Departing Director did not agree with certain other members of the Board regarding their requests for an internal inquiry and confirmation of certain events disclosed in the Company’s current reports on Form 6-K filed on April 11, 2022 and April 13, 2022. Due to the disagreements between the Departing Directors and certain other members of the Board on certain management issues, each Departing Director believes he can no longer effectively serve the Board of the Company and has notified the Company of each of their respective resignations from the Board, effective April 13, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

	By:	/s/ Hua Zhou
	Name:	Hua Zhou
	Title:	Chief Executive Officer

Date: April 26, 2022